Exhibit 21.1

BIOTIME, INC. SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation or Organization
ReCyte Therapeutics, Inc.	California
OncoCyte Corporation	California
OrthoCyte Corporation	California
LifeMap Sciences, Inc.	California
BioTime Acquisition Corporation	Delaware
ES Cell International Pte. Ltd.	Singapore
BioTime Asia, Limited	Hong Kong
Cell Cure Neurosciences, Ltd.	Israel
LifeMap Sciences, Ltd.	Israel